January 10, 2006

Mail Stop 4561

Kevin M. Stunder
President
Madison Explorations, Inc.
525 Seymour Street, Suite 807
Vancouver, BC, CANADA V6B 3H7


	Re:	Madison Explorations, Inc.
		Amendment No. 2 to Form 10-SB filed December 22, 2005 Amendments to Form 10-QSB for June 30, 2005 and
                           September 30, 2005 filed December 23,
2005
      File no. 0-51302


Dear Mr. Stunder:

      We have reviewed your amended Form 10-SB and amended Forms
10-
QSB and have the following comments.

Part I
Item 1. Description of Business
1. As requested in comment 2 of our November 29, 2005 letter, please disclose how Madison became familiar with Echo Resources, Inc. In this regard, we note that there is a Mr. William A, Montgomery who was the principal shareholder of Echo in an earlier incarnation as Alphacon Corporation and may still be an officer of Echo. Please advise if Mr. William Montgomery is related to Dr. Joseph Montgomery,
Vice President and Director of Madison Explorations, Inc., and, if so, disclose that relationship here and under "Item 7. Certain Relationships and Related Transactions."
2. Please also advise supplementally whether or not consideration is being given to merging Echo and Madison.
3. We note that you have filed a consent of your accounting firm that consents to the use of their name in "the Prospectus." Since there is no prospectus involved in a Form 10-SB registration statement and that no consent is required by Form 10-SB, please advise us why this language has been included.

Amended Forms 10-QSB for June 30, 2005 and September 30, 2005
Item 4. Evaluation of Disclosure on Controls and Procedures
4. We note your revised disclosure in response to prior comment
20.
Please ensure that future filings contain the entire definition of the term "controls and procedures" in Exchange Act Rule 13a-15(e) or that you refer to the rule itself.
5. Please revise the "Conclusions" paragraph to state clearly that:
* the controls and procedures are designed to provide reasonable assurance that the necessary information as defined in Rule 13a-15(e)
is available to the Chief Executive Officer and to the Chief Accounting Officer on a timely basis and
* the two specified officers state, if true, that the controls and procedures are effective in this function.
Closing

      You may contact Babette Cooper at (202) 551-3396 or Terence
O`Brien, the Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments regarding the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

								Sincerely,



								Barbara C. Jacobs
								Assistant Director